March 16, 2007

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Ally, Inc.
Registration Statement on Form SB-2
Amendment No. 1 filed January 31, 2007
File No. 333-138025

Dear Ms. Hayes:

We have reviewed your January 31, 2007 comment letter (the “Comment Letter”) regarding Amendment No. 1 to the Form SB-2 (the “SB-2”) of Digital Ally, Inc. (the “Registrant”) filed on January 31, 2007. On behalf of the Registrant, we submit this response letter along with Amendment No. 2 to the SB-2. The SB-2 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by our response.

FORM SB-2

Cover Page

1.	We note your response to comment 4 and reissue the comment in part. Please disclose on the cover page the fixed price for the sale and if applicable, disclose that the securities will be sold at the market price once such a market develops.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus in accordance with the Staff’s instructions.

2.	Please note, we are unable to reconcile the information provided in response to comment 5 with the number of shares being registered. Your response states that you are registering the resale of 5,759,000 shares of common stock. 4,700,000 of those shares were sold between February and September 2005 and 959,000 shares were sold as part of units sold between May and September 2006. Therefore, it appears that 5,659,000 shares were sold pursuant to these private placements, not 5,759,000.

In response to the Staff’s comment, the Company has revised the cover page of the SB-2 to indicate that a total of 6,733,750 shares, with a proposed maximum aggregate offering price of $14,477,563, are being registered on this form SB-2. In addition, we have modified footnote number 3 on the cover page to indicate that 5,759,000 shares of outstanding common stock, and 709,750 of

Mr. Stanton E. Ross

March 16, 2007

warrants and 265,000 of options to acquire an aggregate of 974,750 shares of common stock are being registered. We have also corrected the first page of the prospectus to state this information. On page 1 of the Prospectus Summary, we have modified the document to indicate we are registering 5,759,000 of shares of our common stock, of which 5,659,000 shares were sold in the private placements that closed in September 2005 and in September 2006 and 100,000 shares that were issued for consulting services during that period. This prospectus also covers warrants to acquire 709,750 of common stock issued between September 2005 and September 2006 and 265,000 options to acquire shares of common stock all with exercise prices ranging from $1.00 to $2.75 per share.

3.	Additionally, you state that the units sold between May and September 2006 also included a fourth of a common stock purchase warrant which amounts to an additional 239,750 shares. Lastly, you state you are also registering 994,750 shares of common stock issuable upon exercise of warrants. Therefore, according to our calculation, you are registering the resale of 6,893,500 shares as opposed to 6,753,750 as appears in your fee table. Please revise or advise.

In response to the Staff’s comment, the Company has revised page 2 of the SB-2 to indicate that a total of 6,733,750 shares are being registered, with a proposed maximum aggregate offering price of $14,477,563. In addition, we have modified footnote number 3 on the cover page to indicate that 5,759,000 shares of outstanding common stock, and 709,750 of warrants and 265,000 of options to acquire an aggregate of 974,750 shares of common stock are being registered. We have also corrected the first page of the prospectus to state this information. On page 1 of the Prospectus Summary, we have modified the document to indicate we are registering 5,759,000 of shares of our common stock, of which 5,659,000 shares were sold in the private placements that closed in September 2005 and in September 2006 and 100,000 shares that were issued for consulting services during that period.

The Offering, page 2

4.	Please reconcile the number of shares outstanding with the number of shares outstanding after the offering. In this regard, please explain why the shares you are registering in this offering do not appear to be included in the number of outstanding shares. In this regard, we note that the disclosure in Item 26 indicates the shares were sold prior to September 30, 2006. We may have additional comments.

In response to the Staff’s comment, we have added a table in footnote 2 to page 2 of the prospectus reconciling the number of shares outstanding prior to the offering to the number of shares of common stock that will be outstanding after the offering, assuming the exercise of all outstanding warrants and options.

Mr. Stanton E. Ross

March 16, 2007

Our auditors have expressed a going concern opinion, page 3

5.	We note your response to comment 12 and reissue the comment in part. As previously requested, please expand the discussion to address the effect the opinion may have on investors who want to sell their shares.

In response to the Staff’s comment, the Company has revised the above-mentioned risk factor on pages 3 and 4 in accordance with the Staff’s instructions.

Selling security holders, page 15

6.	We note your response to comment 30 and reissue the comment. Please include the requested information in this section of the prospectus.

In response to the Staff’s comment, the Company has revised the SB-2 on pages 16 through 22 in accordance with the Staff’s instructions.

7.	We note your response to comment 31 and reissue the comment in part. Please expand the discussion by footnote or otherwise to indicate in which of the four describes manners each of the selling security holders acquired the securities.

In response to the Staff’s comment, the Company has revised the SB-2 on pages 16 through 22 in accordance with the Staff’s instructions.

8.	We note your response to comment 32 and reissue the comment in part. Please expand the discussion to indicate by footnote or otherwise which of the selling shareholders are affiliates of broker-dealers. As previously requested, state that these selling shareholders acquired the shares in the ordinary course of business without a view to directly or indirectly distribute the shares. If you are unable to make this representation, the affiliates of the broker-dealers should be identified as underwriters.

In response to the Staff’s comment, the Company has revised the SB-2 on pages 16 through 22 in accordance with the Staff’s instructions.

Description of business, page 31

9.	We note your response to comment 34 and reissue the comment in part. Please expand the discussion to indicate you do not currently have agreements with any other entities for the incorporation of your technology into their products.

In response to the Staff’s comment, the Company has revised the SB-2 on page 35 in accordance with the Staff’s instructions.

Mr. Stanton E. Ross

March 16, 2007

Management’s Discussion and Analysis or Plan of Operation, page 37

Critical Accounting Policies, page 42

10.	Please refer to your response to comment 41. Your statement that you make no estimates that would be susceptible to material changes appears to contradict with your disclosures in your filing where you state that Revenue Recognition, and your accounting for Inventories, for Research and development Costs and for Stock Based Compensation are based on estimates that are critical. We refer you to Release 33-8350 for information on disclosure requirements for critical estimates. As you appear to have made no changes to your filing in response to prior comment 41, we are reissuing our comment in its entirety.

In response to the Staff’s comment, the Company has revised the SB-2 on pages 43 and 44 in accordance with the Staff’s instructions.

Stock-Based Compensation, pages 42-43

11.	It appears you removed the tabular pro forma disclosure we referenced in prior comment 42; however, in the first paragraph on page 43 you still refer to it as if it was still included in the filing. Please delete reference to the pro forma information.

In response to the Staff’s comment, the Company has deleted the reference to the pro forma information on page 42 of the SB-2 in accordance with the Staff’s instructions.

12.	We did not see revisions to your accounting policy for stock warrants disclosed here and in Note 1 to the financial statements in response to prior comment 42. Please revise your disclosures to describe how and when the cost of issuing stock warrants is recognized and how fair value is established as previously requested. We may have further comments.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the SB-2 to clarify that warrants issued to investors in connection with the purchase of shares of common stock are not recognized separately in the financial statements. These warrants have been classified as equity under SFAS No 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” and are included with the proceeds from the issuance of common stock. Warrants issued to non-employees who are not investors purchasing common stock are accounted for under SFAS No. 123. The fair value is determined using the Black-Scholes pricing model and that amount is recognized in the statement of operations.

Mr. Stanton E. Ross

March 16, 2007

Executive Compensation, page 47

13.	Please update the discussion in this section to reflect the information for 2006. Additionally, please note that your next amendment must comply with the new executive compensation rules. Please see final rule releases 33-8765 and 33-8732A.

In response to the Staff’s comment, the Company has revised the SB-2 on pages 49 through 53 in accordance with the Staff’s instructions.

Financial Statements

14.	Please provide updated financial information through the period ended December 31, 2006.

In response to the Staff’s comment, the Company has revised the SB-2 in accordance with the Staff’s instructions.

Financial Statements at September 30, 2006, unaudited

Nature of Business and Significant Accounting Policies, page FA-5

Accounts Receivable

15.	Please tell us why no allowance for doubtful accounts is warranted.

In response to the Staff’s comment, the Company has revised the SB-2 on page 43. As of December 31, 2006, our trade receivable balance was $977,826. Of that total, $943,535 (96.5%) has been collected as of this date. Of the remaining $34,291 (3.5%), $30,940 has extended dating terms for a customer, with the due date of July 1, 2007, including interest, for this accommodation.

We continue to experience very strong collection results from our ongoing sales to customers. Therefore, we do not believe an allowance for doubtful accounts is necessary as of December 31, 2006. We will continually monitor this activity and establish an allowance once it is deemed necessary.

Note 7. Stock Based Compensation, page FA-11-F-16

16.	It does not appear that your disclosures describe how you allocated the proceeds between the common stock and the common stock purchase warrants issued as part of the units in the September 2006 private placement. Please revise your disclosures and quantify and discuss any significant assumptions underlying your allocation. Please elaborate on the conditions under which the warrants issued as part of the units placed may be redeemed, at whose option, and the medium of payment.

Mr. Stanton E. Ross

March 16, 2007

In response to the Staff’s comment, the Company has included additional disclosure on page 44 and has revised Note 8 to the financial statements to clarify that the warrants issued to investors have not been recognized separately in the financial statements. These warrants are classified as equity under SFAS No 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” as the Company has no obligation to redeem the warrant for cash or other assets and the value of the warrants has been included with the proceeds fro the issuance of common stock.

17.	Please tell us why it is appropriate to use variable accounting in accordance with APB 25 in light of the adoption of SFAS 123R.

Per paragraph 83 of SFAS No. 123r “Share Based Payment”, nonpublic entities, including those that become public entities after June 15, 2005, that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under Statement 123 shall apply this Statement prospectively to new awards and to awards modified, repurchased or cancelled after the effective date. Those entities shall continue to account for any portion of the awards outstanding at the date of the intial application using the accounting principles originally applied to those awards (either the minimum value method under Statement 123 or the provisions of Opinion 25 and its related interpretive guidance). We believe this paragraph applies to our Company and that we are required to continue to use variable accounting for certain awards under Opinion 25 and its related interpretive guidance.

Exhibits

18.	The exhibits referred to as attached to exhibits 10.8 and 10.9 should be filed as part of the respective exhibit.

In response to the Staff’s comment, the Company is filing a confidential treatment request concurrently with the filing of our revised SB-2 in relation to the exhibits referred to as attached to exhibits 10.8 and 10.9.

Sincerely,

/s/ Christian J. Hoffmann, III

cc:	Stan Ross

Jeff Bakalar